Melanie Zimdars Chief Compliance Officer Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 630-868-7174 Melanie.Zimdars@invesco.com www.invesco.com

September 12, 2025

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust, File No. 811-21265

Invesco Exchange-Traded Fund Trust II, File No. 811-21977

Invesco Actively Managed Exchange-Traded Fund Trust, File No. 811-22148

Invesco Actively Managed Exchange-Trade Commodity Fund Trust, File No. 811-22927

Invesco India Exchange-Traded Fund Trust, File No. 811-22147

Invesco Exchange-Traded Self-Indexed Fund Trust, File No. 811-23304

Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

1. A copy of the Investment Company Blanket Bond with attached riders pertaining thereto.

2. A copy of the Resolution to the Consideration of the Fidelity Bond.

3. A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4. A statement as to the period for which premium have been paid; and

5. A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.

If you should need any additional information, please contact me at 630.868.7174.

Sincerely,

/s/ Melanie Zimdars
Melanie Zimdars
Chief Compliance Officer
Invesco Capital Management LLC

Cc:	Adam Henkel

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

Blanket Bond (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)		Bond Number:
	Invesco Exchange-Traded Fund Trust		07722125B

	Principal Office:	Mailing Address:
	3500 Lacey Road, Suite 700	Midtown Union
	Downers Grove, IL 60515	1331 Spring Street NW, Suite 2500
Atlanta, GA 30309

Item 2.	Bond Period: from 12:01 a.m. on July 31, 2025, to 12:01 a.m. on July 31, 2026, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
Subject to Sections 9, 10 and 12 hereof:

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A-	FIDELITY	$15,000,000	Not Applicable
Insuring Agreement B-	AUDIT EXPENSE	$15,000,000	$5,000
Insuring Agreement C-	ON PREMISES	$100,000	$100,000
Insuring Agreement D-	IN TRANSIT	$15,000,000	$100,000
Insuring Agreement E-	FORGERY OR ALTERATION	$15,000,000	$100,000
Insuring Agreement F-	SECURITIES	$15,000,000	$100,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$15,000,000	$100,000
Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	Not Covered	Not Covered
If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
Insuring Agreement J-	COMPUTER SECURITY	$15,000,000	$100,000
Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$100,000

Item 4.	Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Matthew MacKenzie	By:	/S/ Swenitha Nalli
	Authorized Representative		Authorized Representative

Blanket Bond (05/23)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

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E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)

bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)

instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)

withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)	be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)	be lost or stolen, or

(3)	contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

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This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

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EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)

any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

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C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.

in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

6	Blanket Bond (05/23)

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.

“Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	“Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.	“Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.

“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.

“Convertible Virtual Currency” means Digital Assets that have an equivalent value in real currency, or that act as a substitute for real currency, including, without limitation, stablecoins and other cryptocurrency.

H.	“Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

I.	“Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.

“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.

“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

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L.

“Digital Assets” mean any digital representations of value which are recorded on cryptographically secured distributed ledgers or any similar technology, including, without limitation, Convertible Virtual Currency and Non-Fungible Tokens.

M.

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

N.

“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

O.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

8	Blanket Bond (05/23)

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)

in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

P.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

Q.

“Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

R.	“Items of Deposit” means one or more checks or drafts.

S.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

T.

“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

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U.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

V.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

W.

“Non-Fungible Tokens” mean Digital Assets that are unique digital identifiers that are recorded on cryptographically secured distributed ledgers or any similar technology, and that are used to certify authenticity and/or ownership of unique assets that cannot be traded, divided, or exchanged at equivalency.

X.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)

in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

Y.	“Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Z.

“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

AA.

“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

BB.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

CC.

“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange,

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acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

DD.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

EE.	“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

FF.

“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

GG.	“Single Loss” means:

(1)	all loss caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)	all expenses incurred with respect to any one audit or examination, or

(4)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

HH.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

II.	“Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.

Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

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B.

Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.

Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.

Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.

Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.

Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.

Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)

to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.

All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

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L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.

Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.

Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.

Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.

Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.O(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.

Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.

Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.

All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.

Loss resulting from the theft, disappearance, or destruction of Digital Assets or from the change in value of Digital Assets, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

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SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

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SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)

the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)

the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)

the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond,

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equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

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SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

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SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.

the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each

18	Blanket Bond (05/23)

formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.

the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.

for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

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SECTION 20. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2025	July 31, 2025 to July 31, 2026	/S/ Matthew MacKenzie

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”) the following:

(1)

any Investment Company (or portfolio thereof) existing as of the Effective Date of this Bond that is advised, distributed, or administered by Invesco Capital Management LLC and which an authorized representative of an Invesco Capital Management LLC has made a good faith effort to identify as a proposed Insured in the Application or any attachments thereto, provided that Invesco Capital Management LLC has responsibility for placing insurance coverage for such existing Investment Company;

(2)

any Investment Company (or portfolio thereof) newly created after the Effective Date of this Bond that is advised, distributed, or administered by Invesco Capital Management LLC; provided, that Invesco Capital Management LLC has responsibility for placing insurance coverage for such newly created Investment Company; and

(3)	any CFC.

It is further understood and agreed that except as provided in Part 5.e of Rider No. 5 of this Bond (“Insurance Regulatory Compliance for Non-U.S. Operations Rider”), the term “Investment Company” or “Fund,” as used in this Bond, shall be deemed to include any CFC.

It is further understood and agreed that the term “CFC” shall mean any controlled foreign corporation that is a wholly owned subsidiary of an Insured Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0001.1-00-722 (07/24)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2025	July 31, 2025 to July 31, 2026	/S/ Matthew MacKenzie

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.

“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)

causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)

in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)

in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.GG of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (05/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2025	July 31, 2025 to July 31, 2026	/S/ Matthew MacKenzie

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-01 (05/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2025	July 31, 2025 to July 31, 2026	/S/ Matthew MacKenzie

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.M shall be amended to read as follows:

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0014.1-00-722 (07/23)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2025	July 31, 2025 to July 31, 2026	/S/ Matthew MacKenzie

INSURANCE REGULATORY COMPLIANCE FOR NON-U.S. OPERATIONS RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed as follows:

1.

Interpretation: This rider shall be interpreted with due regard to the intention of the parties, which is to provide specified Bond coverage to (a) Foreign Entities and (b) U.S. Entities for Financial Interest Losses, where permitted, subject to adherence to applicable laws and regulations.

2.

Compliance with Applicable Laws and Regulations of Foreign Jurisdictions Regarding Use of Non-Admitted Insurance: Notwithstanding that one or more Foreign Entities may be included in the definition of “Insured” in Item 1 of the Declarations (as modified by Rider No. 1 or other rider), this Bond does not insure, and the Underwriter shall not be required to pay any loss sustained by, or to provide any benefit hereunder to or on behalf of, any Foreign Entity if doing so would cause the Underwriter or such Foreign Entity or any Insured to be in violation of applicable laws or regulations of any Associated Foreign Jurisdiction regarding the use of Non-Admitted Insurance or the making or acceptance of payments thereunder (“Prohibited Associated Foreign Jurisdiction”). Examples of Prohibited Associated Foreign Jurisdictions to which this Part 2 applies shall include but not be limited to the following jurisdictions: Japan, Brazil, India, and China.

3.

Financial Interest Loss Coverage Extension: If permissible pursuant to applicable laws and regulations, a Financial Interest Loss incurred by a U.S. Entity shall be deemed to be a loss sustained by such U.S. Entity for purposes of Section 10 (“Maximum Liability of Underwriter; Other Bonds or Policies”) of this Bond, such that coverage under this Bond may extend to a U.S. Entity for its Financial Interest Loss, subject to all of the terms, conditions and limitations of this Bond (including all terms, conditions and limitations of this rider).

4.

Good Faith Efforts to Resolve Questions: In the event that issues arise regarding the application of Part 2 or Part 3 of this rider in the context of a particular situation, representatives of the Underwriter and of a U.S. Entity (acting on behalf of a Foreign Entity if the issue involves Part 2, or on behalf of the U.S. Entity if the issue involves Part 3) shall seek in good faith to resolve such issues to their mutual satisfaction. If the representatives cannot reach a mutually acceptable resolution on their own, they shall in good faith consider soliciting expert outside guidance to assist them in resolving the issues, with the costs and fees of such expert to be shared equally as between the Underwriter and the U.S. Entity. If the representatives are unable to resolve the issues following these good faith efforts to do so, nothing herein shall preclude the U.S. Entity or the Underwriter from thereafter commencing a judicial proceeding to resolve the issues, provided, however, that such a proceeding (i) may not be commenced earlier than ninety (90) days after the representatives have completed the good faith efforts described herein, and (ii) must be in compliance with Part 5.d of this rider.

5.	Additional Matters:

a.

Locally Admitted Insurance: Without otherwise limiting Section 11 (“Other Insurance”) of this Bond or the terms (including, without limitation, Parts 2 and 3) of this rider, any coverage that may otherwise be available under this rider and this Bond for (1) any loss sustained by any Foreign Entity, and/or (2) any Financial Interest Loss sustained by any U.S. Entity, shall be specifically excess of, and shall not contribute with, any coverage available under any Locally Admitted Insurance. A Foreign Entity or U.S. Entity may, however, credit any amount recovered under any Locally Admitted Insurance against the Deductible Amount applicable to a related loss or Financial Interest Loss for which coverage is available under this Bond and this rider, provided that such recovered amount constitutes loss for which coverage would otherwise have been available under the terms of both this rider and Bond.

b.

U.S. Entity as Representative: Notwithstanding anything to the contrary in the first paragraph of Section 4 of this Bond, unless otherwise agreed to by the Underwriter in writing: (1) a U.S. Entity shall act on behalf of all Foreign Entities with respect to all information or payments provided to or by the Underwriter under this Bond; (2) a Foreign Entity shall have no right to provide any such information or payments directly to, or to receive any such information or payments directly from, the Underwriter; and (3) the Underwriter shall have no obligation to receive any information or payments directly from, or to provide any such information or payments directly to, any Foreign Entity. The “information or payments” referenced above shall include, without limitation: notice and an affirmative proof of loss under Section 4 of this Bond; notice of termination under Section 13 of this Bond; notice of a change in control under Section 17 of this Bond; information, assistance, and cooperation to the Underwriter with regard to the Application or any Bond claim; premiums payable and any return premiums that may be due under this Bond; any loss that may be payable under this Bond; any riders issued to form a part of this Bond; and the exercising or declining the exercise of any right to a discovery period under Section 14 of this Bond.

c.

Treatment of Financial Interest Loss: As the context and logic may demand or suggest, the duties, obligations and rights of Insureds and the Underwriter under this Bond with regard to a loss shall be deemed to apply to a U.S. Entity with regard to a Financial Interest Loss. Thus, by way of illustration, and without limitation:

(1)

Duties and Obligations of a U.S. Entity: Bond provisions obligating Insureds to provide notice and proof of loss (Section 4), to reimburse the Underwriter for a recovery (Section 8), and to take action upon detection that an Employee has committed any Dishonest or Fraudulent Act(s) (Section 13), shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(2)	Deductibles: Bond provisions regarding Deductible Amounts (Section 12) shall apply to a Financial Interest Loss.

(3)

Discovery Period: Bond provisions affording Insureds with rights to a discovery period (Section 14) shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(4)	Sanctions: Bond provisions relating to violations of applicable trade or economic sanctions, laws or regulations (Section 19) shall apply to a Financial Interest Loss.

d.

Actions Against the Underwriter: No action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity, may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this policy shall be governed by and construed and enforced only in accordance with the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state), and the English text as it appears in this Bond.

e.

Definition of “Fund” or “Investment Company”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Fund” or “Investment Company,” except as used in Sections 12, 13, 16, and 18 of this Bond, shall be deemed to include any Foreign Entity that is a Foreign Fund.

f.

Definition of “Self-Regulatory Organization”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Self-Regulatory Organization,” as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities, and Section 2.E of this Bond only, shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of a Foreign Jurisdiction or any securities exchange registered with any Foreign Jurisdiction.

g.

Termination: Notwithstanding anything to the contrary in Section 13 (“Termination”) or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

(1)	if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)

if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a Subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

h.

Title and Headings: The title and headings in this rider are included solely for convenience and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

6.	Definitions: As used in this rider:

a.	“Associated Foreign Jurisdiction” means a Foreign Jurisdiction in which a Foreign Entity is (1) organized; (2) domiciled; or (3) is operating or conducting business.

b.

“Financial Interest Loss” means the actual financial loss that a U.S. Entity itself sustains from Foreign Entity Loss incurred by a Foreign Entity, which financial loss is sustained by the U.S. Entity solely and directly as a result of:

(1)	its financial interest in such Foreign Entity; and/or

(2)	any lawful pre-existing obligation it has to indemnify such Foreign Entity for all or part of such Foreign Entity Loss.

For the purposes of this Bond the amount of a Financial Interest Loss shall be capped at the amount of the relevant associated Foreign Entity Loss.

c.	“Foreign Entity” means:

(1)

any Non-Fund included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (i) is a Subsidiary of a U.S. Entity, (ii) is organized or domiciled in a Foreign Jurisdiction, and (iii) is not a Foreign Fund;

(2)	any Foreign Fund included as an “Insured” in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider); and

(3)	a U.S. Entity, but only insofar as such U.S. Entity conducts business through a branch in or undertakes any other operations in a Foreign Jurisdiction.

d.

“Foreign Entity Loss” means that part of the loss, liability or expense incurred by a Foreign Entity (net of any sums available therefor to that Foreign Entity under any Locally Admitted Insurance) which would have been payable under this Bond but for the fact that Part 2 of this rider is applicable.

e.

“Foreign Fund” means any entity included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (1) is an investment company, mutual fund, unit investment trust, closed-end fund, mutual investment fund, investment trust or any other similar investment vehicle, (2) is not registered under the Investment Company Act of 1940, and (3) is organized or domiciled in a Foreign Jurisdiction.

f.	“Foreign Jurisdiction” means a jurisdiction outside the United States of America.

g.

“Locally Admitted Insurance” means any financial institution bond or similar insurance instrument issued by an insurer that is admitted, licensed or authorized in an Associated Foreign Jurisdiction, which bond or instrument provides coverage to a Foreign Entity in the relevant Associated Foreign Jurisdiction.

h.	“Non-Admitted Insurance” means any financial institution bond, or similar insurance instrument, to the extent that bond or instrument purports to provide coverage to a corporation or other entity which is organized, domiciled, or otherwise operating or conducting business in a Foreign Jurisdiction in which the concerned insurer is not admitted, licensed, or authorized.

i.

“Subsidiary” means any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by a U.S. Entity and/or one or more of its Subsidiaries.

j.

“U.S. Entity” means an Insured included in Item 1 of the Declarations (as modified by Rider No. 1 or other rider) that is organized or domiciled in any jurisdiction within the United States of America.

* * *

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0014.0-02 (05/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722125B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2025	July 31, 2025 to July 31, 2026	/S/ Matthew MacKenzie

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.	Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $100,000 (One Hundred Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.

“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)

is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.

“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0054.0-00 (07/18)

Annual Approval of Fidelity Bond with Allocation Agreement

RESOLVED, that giving due consideration to the value of the aggregate assets of the Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust (each, a “Trust” and collectively, the “Trusts”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts’ portfolios, the nature and method of conducting the Trusts’ operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company for the period July 31, 2025 to July 31, 2026, in the amount of $15 million is deemed by the Board of Trustees of the Trusts (the “Board”), including a majority of the Trustees who are not “interested persons” of each Trust (as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) (the “Independent Trustees”), to be adequate as to amount, type and form and in the best interests of the Trusts, and therefore, the appropriate officers of the Trusts be, and they hereby are, authorized to cause the Trusts to obtain the Bond on behalf of the Trusts in the amount designated above; and it is further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g) under the 1940 Act; and it is further

RESOLVED, that after giving due consideration to all relevant factors including, but not limited to, the number of named insureds, the nature of their business activities, the amount of the Bond and its premium, the ratable allocation of the premium among all named insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, the Board, including a majority of the Independent Trustees, hereby approves the participation of each Trust together in the purchase and maintenance of the Bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of that portion of the premium for such coverage as is allocated to it according to the methodology discussed at this meeting; and it is further

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby approves the continuation of the joint allocation agreement among the Trusts concerning the Bond, such agreement being in substantially the form presented at this meeting, with such changes as may be deemed necessary or appropriate by counsel; and it is further

RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Had the following investment companies not been named as insured under a joint insured bond, pursuant to Rule 17g-1(g)(1)(B)(iii) under the Investment Company Act of 1940, each of them would have provided and maintained a single insured bond in the amounts set forth below:

1.	Invesco Exchange-Traded Fund Trust	$2,500,000.00
2.	Invesco Exchange-Traded Fund Trust II	$2,500,000.00
3.	Invesco Actively Managed Exchange-Traded Fund Trust	$2,500,000.00
4.	Invesco Actively Managed Exchange-Traded Commodity Fund Trust	$2,300,000.00
5.	Invesco India Exchange-Traded Fund Trust	$600,000.00
6.	Invesco Exchange-Traded Self-Indexed Fund Trust	$2,500,000.00

/s/ Melanie Zimdars	August 1, 2025
Melanie Zimdars
Chief Compliance Officer
Invesco Capital Management LLC

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco India Exchange-Traded Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust have been paid for the period July 31, 2025 through July 31, 2026.

By:	/s/ Melanie Zimdars
Melanie Zimdars
Chief Compliance Officer
Invesco Capital Management LLC
August 7, 2025

LIABILITY INSURANCE POLICY

JOINT INSURANCE ALLOCATION AGREEMENT

THIS JOINT INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of July 31, 2025, by and among the entities listed as signatories to this Agreement, each acting on its own behalf and, in the case of an investment company, on behalf of each series of the investment company thereof now (or any analogous Canadian investment fund) or hereafter existing (each such entity is referred to hereinafter as an “Insured” or, collectively, as “Insureds”), as further specified in Schedule A.

WHEREAS, the Insureds have been named under a directors and officers/errors and omissions insurance policy (the “Insurance Policy”), and, where required or appropriate, such Insurance Policy has been approved by the board of trustees/directors, or other persons acting in a similar capacity, of each Insured; and

WHEREAS, the Insureds desire to establish (i) the criteria by which the premiums for the Insurance Policy shall be allocated among the Insureds, (ii) the basis on which additional entities, or series thereof, may be added as named Insureds under the Insurance Policy, and (iii) the criteria by which the amounts payable under the Insurance Policy, or losses sustained in excess of the Insurance Policy, shall be allocated among the Insureds covered under same.

NOW, THEREFORE, it is agreed as follows:

1. Each Insured shall pay a portion of the annual premium on the Insurance Policy allocable to it as set forth in Schedule B.

2. In the event that two or more Insureds under the Insurance Policy have claims of loss, each Insured may pursue recovery under the Insurance Policy on a pari passu basis, upon the satisfaction of the Insured’s portion of the deductible as set forth in Endorsement No. 17 to the Insurance Policy.

3. If the insurer issuing the Insurance Policy (the “Insurer”) is willing, with or without additional premium, to add an additional entity as an Insured under the Insurance Policy, the Insureds agree that such additional entity may become a party to this Agreement and be included within the term “Insured,” provided that in each case each such entity shall have executed its written agreement to become a party hereto and to be bound by the terms of this Agreement. In the event that the Insurer requires the payment of an additional premium to add such an additional party as an Insured under the Insurance Policy, the Insureds agree that such additional party shall be responsible solely for the payment of such additional premium.

4. This Agreement shall become effective as of the date first written above, and shall remain in full force and effect during the effective period of the Insurance Policy as specified therein. The Agreement shall terminate as to any Insured as of the date on which that Insured ceases to be an Insured under the Insurance Policy, provided that such termination shall not affect that Insured’s rights and obligations hereunder with respect to any claims on behalf of that Insured which are paid under the Insurance Policy after the date the Insured ceases to be an Insured under the Insurance Policy.

5. Each Insured agrees to promptly give to the Insurer all notices required under the Insurance Policy and to send, or direct an appropriate representative to send, a copy of each such notice to the other Insureds or their agents.

6. As of the date of this Agreement, each Insured (i) has provided notice to each other Insured of any past Claim of which it has actual knowledge, any previously reported matter, or any situation that it has identified through its reasonable efforts as being a past Unrealized Liability related to the Insured within the past five (5) years, and (ii) has provided notice of all such past Claims, previously reported matters, or past Unrealized Liabilities (its own and other Insureds’) under its applicable prior Policy to the applicable insurer of such prior Policy as such Insured reasonably believes may involve the Insured now or at a future date.

7. This Agreement may be executed in counterparts, copies of which shall be considered to be an original.

8. The obligations of any Insureds that are organized as Massachusetts business trusts, or Delaware statutory trusts or any additional parties organized as a Massachusetts business trust or Delaware statutory trust that may be added pursuant to Section 3 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

9. This Agreement shall supersede all prior agreements entered into by an Insured with respect to the same matters, except with respect to any excess insurance policy and any independent directors liability insurance policy, which may be governed under a separate agreement.

10. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Insurance Policy.

[Signature Page Follows]

IN WITNESS WHEREOF each Insured has caused this Agreement to be executed by its officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

on behalf of: Invesco Advisers, Inc. Invesco Distributors, Inc. Invesco Investment Services, Inc. on behalf of: Invesco Capital Management LLC on behalf of: Invesco Capital Markets, Inc. on behalf of: Invesco Canada Ltd. Invesco Inc. on behalf of: Invesco Australia Limited on behalf of: Invesco Asset Management Deutschland GmbH on behalf of: Invesco Asset Management Limited on behalf of; Invesco Asset Management (Japan) Limited on behalf of:
Invesco Asset Management (Japan) Limited

---

on behalf of:
Invesco Hong Kong Limited

Jeff Kupor

on behalf of:
Invesco Ltd.

Melanie Ringold

on behalf of:
OppenheimerFunds, Inc.

---

on behalf of:
Invesco Senior Secured Management, Inc.

Melanie Ringold

on behalf of:
INVESCO FUNDS

---

on behalf of:
INVESCO ETFS

Shalomi Abraham

on behalf of; Invesco Hong Kong Limited on behalf of: Invesco Ltd. on behalf of: OppenheimerFunds, Inc. on behalf of: Invesco Senior Secured Management, Inc. on behalf of: INVESCO FUNDS on behalf of: INVESCO ETFS INVESCO CANADA LTD., in its capacity as the manager of the INVESCO CANADA FUNDS, on behalf of: INVESCO CANADA FUNDS

SCHEDULE A

INVESCO NON FUND INSUREDS

Invesco Non Funds – Advisors and Sub-Advisors

Invesco Advisers, Inc.

Invesco Capital Management LLC

Invesco Australia Limited

Invesco Asset Management Deutschland GmbH

Invesco Asset Management (Japan) Limited

Invesco Asset Management Limited

Invesco Hong Kong Limited

Invesco Ltd.

Invesco Senior Secured Management, Inc.

OppenheimerFunds, Inc.

Invesco Non Funds – Distributors

Invesco Distributors, Inc.

Invesco Capital Markets, Inc.

Invesco Non Funds-Transfer Agent (Administrator)

Invesco Investment Services, Inc.

Invesco Canada Non Funds

Invesco Canada Ltd. (Advisor)

Invesco Inc. (a Holding Company)

INVESCO FUND INSUREDS

Invesco Funds (Open-End, Closed-End and Special Purpose Vehicles)

Open-End Funds

AIM Counselor Series Trust (Invesco Counselor Series Trust)

AIM Equity Funds (Invesco Equity Funds)

AIM Funds Group (Invesco Funds Group)

AIM Growth Series (Invesco Growth Series)

AIM International Mutual Funds (Invesco International Mutual Funds)

AIM Investment Funds (Invesco Investment Funds)

AIM Investment Securities Funds (Invesco Investment Securities Funds)

AIM Sector Funds (Invesco Sector Funds)

AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)

AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Short-Term Investments Trust

Invesco Management Trust

Closed-End Funds – Delaware Statutory Trusts

Invesco Municipal Income Opportunities Trust

Invesco Quality Municipal Income Trust

Invesco Value Municipal Income Trust

Invesco Advantage Municipal Income Trust II

Invesco Bond Fund

Invesco California Value Municipal Income Trust

Invesco Dynamic Credit Opportunity Fund

Invesco High Income Trust II

Invesco Municipal Opportunity Trust

Invesco Municipal Trust

Invesco Pennsylvania Value Municipal Income Trust

Invesco Senior Income Trust

Invesco Senior Loan Fund

Invesco Trust for Investment Grade Municipals

Invesco Trust for Investment Grade New York Municipals

Special Purpose Vehicles

Invesco Cayman Commodity Fund I Ltd.

Invesco Cayman Commodity Fund III Ltd.

Invesco Cayman Commodity Fund IV Ltd.

Invesco Multi-Asset Income Cayman Fund Ltd.

Invesco Global Strategic Income Fund (Cayman) Ltd.

Invesco V.I. Global Strategic Income Fund (Cayman) Ltd.

Invesco Gold and Special Minerals Fund (Cayman) Ltd.

Invesco Global Allocation Fund (Cayman) Ltd.

Invesco Fundamental Alternatives Fund (Cayman) Ltd.

Invesco International Bond Fund (Cayman) Ltd.

Invesco Senior Income Loan Origination, LLC

Invesco Senior Income Loan Origination Trust

Invesco Dynamic Credit Opportunities Loan Origination, LLC

Invesco Dynamic Credit Opportunities Loan Origination Trust

OFI Global China Fund, LLC

Invesco ETFs (Invesco ETF Trusts and Invesco ETF Cayman Funds)

Invesco ETF Trusts

Invesco Exchange-Traded Fund Trust

Invesco Exchange-Traded Fund Trust II

Invesco India Exchange-Traded Fund Trust

Invesco Actively Managed Exchange-Traded Fund Trust

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Invesco Exchange-Traded Self-Indexed Fund Trust

Invesco ETF Cayman Funds

Invesco Optimum Yield Diversified Commodity Strategy No K-1 Cayman Ltd.

Invesco Electric Vehicle Metals Commodity Strategy No K-1 Cayman Ltd.

Invesco PDBA Cayman Ltd.

Invesco GBE Cayman Ltd.

Invesco GCE Cayman Ltd.

Invesco Managed Futures Strategy Cayman Ltd.

Invesco Canada Funds

Retail Mutual Funds

Money Market Funds

1.	Canadian Dollar Cash Management Fund
2.	Invesco Canada Money Market Fund

Fixed-Income Funds

3.	Invesco 1-5 Year Laddered Corporate Bond Index ETF Fund
4.	Invesco Unconstrained Bond Fund (formerly, Active Multi-Sector Credit Fund)
5.	Invesco Canadian Core Plus Bond Fund
6.	Invesco ESG Canadian Core Plus Bond ETF Fund
7.	Invesco Floating Rate Income Fund
8.	Invesco Global Bond Fund

Balanced Funds

9.	Invesco Canadian Premier Balanced Fund
10.	Invesco Canadian Premier Balanced Class
11.	Invesco Diversified Yield Class
12.	Invesco Global Balanced ESG ETF Fund
13.	Invesco Global Balanced Fund
14.	Invesco Global Balanced Class
15.	Invesco Global Diversified Income Fund
16.	Invesco Income Growth Fund
17.	Invesco Monthly Income ETF Portfolio
18.	Invesco Select Balanced Fund
19.	Invesco Strategic Yield Fund

Canadian Equity Funds

20.	Invesco Canadian Dividend Index ETF Class
21.	Invesco Canadian Fund
22.	Invesco Canadian Class
23.	Invesco Canadian Plus Dividend Class
24.	Invesco EQV Canadian Premier Equity Fund
25.	Invesco EQV Canadian Premier Equity Class
26.	Invesco RAFI Canadian Index ETF Class (formerly, Invesco FTSE RAFI Canadian Index ETF Class)
27.	Invesco Pure Canadian Equity Fund
28.	Invesco Pure Canadian Equity Class
29.	Invesco S&P/TSX Composite ESG Index ETF Class
30.	Invesco Select Canadian Equity Fund

U.S. Equity Funds

31.	Invesco RAFI U.S. ETF Fund (formerly, Invesco FTSE RAFI U.S. ETF Fund)
32.	Invesco Main Street U.S. Small Cap Class
33.	Invesco NASDAQ 100 Index ETF Fund
34.	Invesco American Franchise Fund
35.	Invesco American Franchise Class
36.	Invesco S&P 500 ESG Index ETF Fund

Global Equity Funds

37.	Invesco RAFI Global+ ETF Fund (formerly, Invesco FTSE RAFI Global+ ETF Fund)
38.	Invesco Global Companies Fund
39.	Invesco Global Dividend ESG ETF Fund
40.	Invesco Global Dividend Class
41.	Invesco Global Opportunities Class
42.	Invesco Global Select Equity Fund

(formerly, Invesco Global Diversified Companies Fund)

43.	Invesco Global Select Equity Class

(formerly, Invesco Global Diversified Companies Class)

44.	Invesco Global Equity Income Advantage Fund

International Equity Funds

45.	Invesco Developing Markets Funds
46.	Invesco Developing Markets Class
47.	Invesco EQV European Equity Class (to be renamed Invesco European Equity Class effective July 30, 2025)
48.	Invesco EQV European Equity Fund (to be renamed Invesco European Equity Fund effective July 30, 2025)
49.	Invesco EQV International Equity Class
50.	Invesco EQV International Equity Fund
51.	Invesco Oppenheimer International Growth Fund (to be renamed Invesco International Growth Fund effective July 30, 2025)
52.	Invesco Oppenheimer International Growth Class (to be renamed Invesco International Growth Class effective July 30, 2025)

Sector Funds

53.	Invesco Global Real Estate Fund

Invesco Accumulation Funds

54.	Invesco Diversified Income Portfolio
55.	Invesco Diversified Income Portfolio Class
56.	Invesco Balanced Income Portfolio
57.	Invesco Balanced Income Portfolio Class
58.	Invesco Balanced Growth Portfolio
59.	Invesco Balanced Growth Portfolio Class
60.	Invesco Growth Portfolio
61.	Invesco Growth Portfolio Class
62.	Invesco Maximum Growth Portfolio
63.	Invesco Maximum Growth Portfolio Class

Invesco ETF Portfolios

64.	Invesco Conservative ETF Portfolio
65.	Invesco Balanced ETF Portfolio
66.	Invesco Growth ETF Portfolio

Alternative Mutual Funds

67.	Invesco Managed Futures Fund

Pooled Funds

1.	Invesco Global Small Cap Equity Pool
2.	Invesco Global Property Pool

ETFs

Invesco Index ETFs

1.	Invesco Canadian Government Floating Rate Index ETF (formerly, Invesco 1-3 Year Laddered Floating Rate Note Index ETF
2.	Invesco 1-5 Year Laddered Investment Grade Corporate Bond Index ETF
3.	Invesco Canadian Dividend Index ETF

4.	Invesco ESG NASDAQ 100 Index ETF

5.	Invesco ESG NASDAQ Next Gen 100 Index ETF

6.	Invesco RAFI Canadian Index ETF

7.	Invesco RAFI U.S. Index ETF

8.	Invesco RAFI U.S. Index ETF II

9.	Invesco Fundamental High Yield Corporate Bond Index ETF

10.	Invesco International Developed Dynamic-Multifactor Index ETF

11.	Invesco Long Term Government Bond Index ETF

12.	Invesco Morningstar Global Energy Transition Index ETF

13.	Invesco Morningstar Global Next Gen AI Index ETF

14.	Invesco NASDAQ 100 Equal Weight Index ETF

15.	Invesco NASDAQ 100 Index ETF

16.	Invesco NASDAQ Next Gen 100 Index ETF

17.	Invesco Russell 1000 Dynamic-Multifactor Index ETF

18.	Invesco S&P 500 Equal Weight Index ETF

19.	Invesco S&P 500 ESG Index ETF

20.	Invesco S&P 500 ESG Tilt Index ETF

21.	Invesco S&P 500 Low Volatility Index ETF

22.	Invesco S&P Europe 350 Equal Weight Index ETF

23.	Invesco S&P International Developed Dividend Aristocrats ESG Index ETF

24.	Invesco S&P International Developed ESG Index ETF

25.	Invesco S&P International Developed ESG Tilt Index ETF

26.	Invesco S&P US Dividend Aristocrats ESG Index ETF

27.	Invesco S&P US Total Market ESG Index ETF

28.	Invesco S&P/TSX 60 Equal Weight Index ETF

29.	Invesco S&P US Total Market ESG Tilt Index ETF

30.	Invesco S&P/TSX 60 ESG Tilt Index ETF

31.	Invesco S&P/TSX Canadian Dividend Aristocrats ESG Index ETF

32.	Invesco S&P/TSX Composite ESG Index ETF

33.	Invesco S&P/TSX Composite ESG Tilt Index ETF

34.	Invesco S&P/TSX Composite Low Volatility Index ETF

35.	Invesco US Treasury Floating Rate Note Index ETF (USD)

Invesco Non-Index ETFs

36.	Invesco Canadian Core Plus Bond ETF

37.	Invesco ESG Canadian Core Plus Bond ETF

 (formerly, Invesco Tactical Bond ETF)

38.	Invesco ESG Global Bond ETF

39.	Invesco Global Bond ETF

40.	Invesco RAFI Global Small-Mid ETF

41.	Invesco Low Volatility Portfolio ETF

42.	Invesco NASDAQ 100 Income Advantage ETF

43.	Invesco S&P 500 Equal Weight Income Advantage ETF

SCHEDULE B

The premium for the Insurance Policy shall be allocated among the Insureds, and each series thereof, in existence as of July 31, 2025 in the following manner:

A.

60% by and among the Invesco Non Funds – Advisors and Sub-Advisors, Invesco Non Funds – Distributors, Invesco Non Funds – Transfer Agent (Administrator) and Invesco Canada Non Funds set forth in Schedule A, such 60% to be allocated as agreed upon by the Invesco Non Funds – Advisors and Sub-Advisors, Invesco Non Funds – Distributors, Invesco Non Funds – Transfer Agent (Administrator) and Invesco Canada Non Funds.

B.

40% by and among the Invesco Fund Insureds set forth in Schedule A, to be allocated pro rata by assets as of June 30, 2025. For the Invesco Funds and the Invesco Canada Funds, such amounts shall be further allocated as agreed upon by such Invesco Fund Insured. For the Invesco ETF Trusts, such amount shall be further allocated one-half per capita and one-half pro rata by assets to each series then existing as of July 31, 2025.